UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Blackstone Mortgage Trust, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

09257W100

(CUSIP Number)

Randall S. Rothschild

The Blackstone Group L.P.

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

with a copy to:

Brian M. Stadler, Esq.

Andrew R. Keller, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Tel: (212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 6, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09257W100

1	NAMES OF REPORTING PERSONS BLACKSTONE HOLDINGS III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 500,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

†	The calculation of the foregoing percentage is based on 2,926,651 shares of Common Stock (as defined below) outstanding, as reported in the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2013 of Blackstone Mortgage Trust, Inc. as filed with the Securities and Exchange Commission on May 6, 2013.

CUSIP No. 09257W100

1	NAMES OF REPORTING PERSONS BLACKSTONE HOLDINGS III GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 500,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

†	The calculation of the foregoing percentage is based on 2,926,651 shares of Common Stock (as defined below) outstanding, as reported in the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2013 of Blackstone Mortgage Trust, Inc. as filed with the Securities and Exchange Commission on May 6, 2013.

CUSIP No. 09257W100

1	NAMES OF REPORTING PERSONS BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 500,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1%†
14	TYPE OF REPORTING PERSON (See Instructions) OO

†	The calculation of the foregoing percentage is based on 2,926,651 shares of Common Stock (as defined below) outstanding, as reported in the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2013 of Blackstone Mortgage Trust, Inc. as filed with the Securities and Exchange Commission on May 6, 2013.

CUSIP No. 09257W100

1	NAMES OF REPORTING PERSONS THE BLACKSTONE GROUP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 500,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

†	The calculation of the foregoing percentage is based on 2,926,651 shares of Common Stock (as defined below) outstanding, as reported in the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2013 of Blackstone Mortgage Trust, Inc. as filed with the Securities and Exchange Commission on May 6, 2013.

CUSIP No. 09257W100

1	NAMES OF REPORTING PERSONS BLACKSTONE GROUP MANAGEMENT L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 500,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1%†
14	TYPE OF REPORTING PERSON (See Instructions) OO

†	The calculation of the foregoing percentage is based on 2,926,651 shares of Common Stock (as defined below) outstanding, as reported in the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2013 of Blackstone Mortgage Trust, Inc. as filed with the Securities and Exchange Commission on May 6, 2013.

CUSIP No. 09257W100

1	NAMES OF REPORTING PERSONS STEPHEN A. SCHWARZMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 500,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1%†
14	TYPE OF REPORTING PERSON (See Instructions) IN

†	The calculation of the foregoing percentage is based on 2,926,651 shares of Common Stock (as defined below) outstanding, as reported in the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2013 of Blackstone Mortgage Trust, Inc. as filed with the Securities and Exchange Commission on May 6, 2013.

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D relates to the class A common stock, par value $0.01 per share (“Common Stock”), of Blackstone Mortgage Trust, Inc., a Maryland corporation formerly known as Capital Trust, Inc. (the “Issuer”), and amends the initial statement on Schedule 13D filed on December 21, 2012 (the “Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed on March 27, 2013. Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

On May 6, 2013, the Issuer consummated a reverse stock split of the Common Stock at a ratio of 1-for-10. The reverse stock split applied to all of the Company’s outstanding Common Stock and therefore did not affect any stockholder’s relative ownership percentage.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

On May 6, 2013, the Issuer changed its name from Capital Trust, Inc. to Blackstone Mortgage Trust, Inc. and its New York Stock Exchange ticker symbol from “CT” to “BXMT” concurrently with the consummation of the reverse stock split. In connection with the name and stock ticker symbol change, the Issuer and Blackstone TM L.L.C. entered into a Trademark License Agreement, dated May 6, 2013 (the “License Agreement”) pursuant to which Blackstone TM L.L.C. granted the Issuer a license to use the “Blackstone” mark as part of the trademark, corporate name or trade name “Blackstone Mortgage Trust” or “Blackstone Mortgage Trust, Inc.” The License Agreement also allows the Issuer to use the ticker symbol “BXMT” to identify itself on the New York Stock Exchange or any other stock exchange approved in writing by Blackstone TM L.L.C.

On May 6, 2013, Blackstone Holdings III L.P. (“Holdings III”) and the Manager entered into an Amended and Restated Registration Rights Agreement, dated as of May 6, 2013 (the “Amended and Restated Registration Rights Agreement”) with the Issuer that amended and restated the existing Registration Rights Agreement, dated as of December 19, 2013 between Holdings III and the Issuer to, among other things: (i) add the Manager as a party to the agreement in order to provide it with registration rights for shares of stock it acquires as a result of grants of equity incentive awards by the Issuer or otherwise; (ii) provide for registration rights for shares that Holdings III acquires in addition to the shares it acquired on December 19, 2012; and (iii) provide for registration rights prior to December 19, 2013 in the event the Issuer becomes eligible to use Form S-3.

The descriptions of the License Agreement and the Amended and Restated Registration Rights Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such agreements, each of which is filed as an exhibit hereto and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented as follows:

8.	Trademark License Agreement, dated May 6, 2013 by and between the Issuer and Blackstone TM L.L.C. (filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 7, 2013 and incorporated herein by reference).

9.	Amended and Restated Registration Rights Agreement, dated May 6, 2013, by and among the Issuer, Blackstone Holdings III L.P. and BREDS/CT Advisors L.L.C. (filed as Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by the Issuer on May 6, 2013 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2013

BLACKSTONE HOLDINGS III L.P.

By:	Blackstone Holdings III GP L.P., its general partner
By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III GP L.P.

By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

THE BLACKSTONE GROUP L.P.

By:	Blackstone Group Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

/s/ STEPHEN A. SCHWARZMAN
STEPHEN A. SCHWARZMAN